

August 21, 2007

Via Facsimile (202) 467-0539 and U.S. Mail

Howard B. Adler
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036

RE: **Integral Systems, Inc.**
Schedule TO-I filed on August 14, 2007
Schedule TO-I/A filed on August 15, 2007
SEC File No. 5-55793

Dear Mr. Adler:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filings listed above. We have limited the scope of our review to the issue described below in our comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I - Offer to Purchase

Forward-Looking Statements, page 7

1. We note the cautionary language at the bottom of page 8 that Integral Systems, Inc. "cannot predict the outcome of the strategic alternative process." However, we do not see any other references to a strategic alternative review process in the offer to purchase. Since we commonly understand this to involve consideration of an extraordinary transaction, it appears to be inconsistent with the disclosure in "Purpose of the Offer; Certain Effects of the Offer" on page 12 that you are not considering an extraordinary

transaction. Further, your intentions in this regard are material to a shareholder's decision whether to tender into this offer, since the announcement of an extraordinary transaction is likely to affect the share price. Please revise or advise. .

Closing Comments

Please revise your filing in response to the above comment. Please understand that we may have additional comments after reviewing your amendment and comment response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure documents, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from Integral Systems, Inc. acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or concerns, please do not hesitate to contact me at (202) 551-3263.

Very truly yours,

Christina Chalk
Special Counsel
Office of Mergers & Acquisitions